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                             August 14, 2020

       Ken Suslow
       Chief Executive Officer
       Sandbridge Acquisition Corporation
       1999 Avenue of the Stars, Suite 2088
       Los Angeles, California 90067

                                                        Re: Sandbridge
Acquisition Corporation
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted on July
20, 2020
                                                            CIK No. 0001816708

       Dear Mr. Suslow:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted on July 20, 2020

       Officers and Directors, page 116

   1. It appears that Jamie Weinstein serves on the board of directors of Capstar Special
                                                        Purpose Acquisition
Corp. In this regard, we note the disclosure on pages 120, 121 and
                                                        130 of the amended
Registration Statement on Form S-1 filed by Capstar on June 24,
                                                        2020. Please update
your disclosure on pages 117 and 124 accordingly.
       Principal Stockholders, page 126

   2. Please expand the disclosure in footnote (3) on page 126 to identify the natural persons who serve as members of
the board of managers.
 Ken Suslow
Sandbridge Acquisition Corporation
August 14, 2020
Page 2

        You may contact Dale Welcome, Staff Accountant, at 202-551-3865 or John Cash,
Accounting Branch Chief, at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-
551-3602 or Erin Purnell, Senior Attorney, at 202-551-3454 with any other questions.



                                                            Sincerely,
FirstName LastNameKen Suslow
                                                            Division of
Corporation Finance
Comapany NameSandbridge Acquisition Corporation
                                                            Office of
Manufacturing
August 14, 2020 Page 2
cc:       Paul D. Tropp, Esq.
FirstName LastName